Exhibit 21.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
Hudson Biomedical Group Co., Ltd.	Cayman Islands
Yisheng US Biopharma Inc.	United States
Yisheng Biopharma (Singapore) Pte. Ltd.	Singapore
YishengBio (Hong Kong) Holdings Limited	Hong Kong
Liaoning Yisheng Biopharma Co., Ltd.	PRC
Beijing Yisheng Biotechnology Co., Ltd.	PRC